Balance Sheet

HotelierCo Retail LLC

As of Dec 31, 2022

ACCOUNTS	Dec 31, 2022
Assets	
Cash and Bank	
Bank Account - Chase HCo Retail	$37,755.57
Total Cash and Bank	**$37,755.57**
Other Current Assets	
Total Other Current Assets	**$0.00**
Long-term Assets	
Accumulated Amortization	-$373.00
Accumulated Depreciation	-$4,444.00
Investment in HCo Central US Fund 01	$5,000.00
Investment in HCo The Railroader Holdings LLC	$100.00
Investment in HCo The Railroader LP LLC	$66,650.00
Investment in HCo The Waxhaw Holdings LLC	$100.00
Investment in HCo The Waxhaw Invest LLC	$140,780.00
Trademarks and IP Assets	$20,000.00
Website Asset Acquisition	$40,000.00
Total Long-term Assets	**$267,813.00**
Total Assets	**$305,568.57**

Liabilities

Current Liabilities

Total Current Liabilities	**$0.00**

Long-term Liabilities

Total Long-term Liabilities	**$0.00**

Total Liabilities	**$0.00**

Equity

Owner Investment - HotelierCo Enterprises LLC	$82,355.30
Owner Investment - Non-Voting Stock Wefunder Raise 01	$107,965.90
Owner Investment - Non-Voting Stock Wefunder Raise 02	$138,150.00

Retained Earnings

Profit for all prior years	-$22,172.30
Profit between Jan 1, 2022 and Dec 31, 2022	-$730.33
Total Retained Earnings	**-$22,902.63**

Total Equity	**$305,568.57**